As filed with the Securities and Exchange Commission on June 25, 1998
=====================================================================

                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                 FORM 11-K

              FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,
        SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(D) OF THE
                      SECURITIES EXCHANGE ACT OF 1934


(Mark One)

[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 1997

                                   OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from      to
                              ------  -------
Commission file number: 1-9044

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                          DUKE REALTY 401(k) PLAN

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                       DUKE REALTY INVESTMENTS, INC.
                    8888 KEYSTONE CROSSING, SUITE 1200
                        INDIANAPOLIS, INDIANA 46240

                          DUKE REALTY 401(k) PLAN

                         Financial Statements with
                          Supplemental Schedules

                        December 31, 1997 and 1996

                (With Independent Auditors' Report Thereon)

                          DUKE REALTY 401(k) PLAN

                        December 31, 1997 and 1996

                                   Index

                                                          Page
                                                          ----
Independent Auditors' Report                               1

Financial Statements:

  Statements of Net Assets Available for Plan Benefits     2

  Statements of Changes in Net Assets Available for
   Plan Benefits                                           3

  Notes to Financial Statements                           4-9

                                                       Schedule
                                                       --------

Item 27a - Schedule of Assets Held for Investment
            Purposes                                       1

Item 27d - Schedule of Reportable Transactions             2

INDEPENDENT AUDITORS' REPORT
----------------------------
The Employee Benefits Committee
DUKE REALTY 401(K) PLAN:

We have audited the accompanying statements of net assets available for plan benefits of Duke Realty 401(k) Plan as of December 31, 1997 and 1996, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of Duke Realty 401(k) Plan as of December 31, 1997 and 1996, and the changes in net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG Peat Marwick LLP
Indianapolis, Indiana
May 22, 1998

                          DUKE REALTY 401(k) PLAN

           Statements of Net Assets Available for Plan Benefits

                        December 31, 1997 and 1996

                                   1997             1996
                                   ----             ----
Assets held by Trustee:
 Investments, at fair value:
  Collective trust           $   785,048      $   797,095
  Mutual funds                 9,321,045        7,828,543
  Common stock                 5,510,086        3,604,986
  Loans to participants          380,033          316,614

 Cash held for investment          8,921            5,442

Contributions receivable:
  Participants                    57,847           54,616
  Employer                        18,160           15,204
                              ----------       ----------
 NET ASSETS AVAILABLE FOR
  PLAN BENEFITS              $16,081,140      $12,622,500
                              ==========       ==========

See accompanying notes to financial statements.

                          DUKE REALTY 401(k) PLAN

      Statements of Changes in Net Assets Available for Plan Benefits

                  Years ended December 31, 1997 and 1996

                                      1997             1996
                                      ----             ----
Additions to net assets:
 Contributions:
  Participants' salary deferral   $ 1,168,846      $   984,986
  Employer matching of salary
   deferral                           382,026          327,528
  Participants' rollover              342,847          335,061
                                   ----------       ----------
                                    1,893,719        1,647,575
                                   ----------       ----------
 Investment income:
  Net appreciation in fair
   value of investments             1,645,286        1,119,217
  Interest and dividends            1,070,957          833,903
                                   ----------       ----------
                                    2,716,243        1,953,120
                                   ----------       ----------
  Total additions                   4,609,962        3,600,695
                                   ----------       ----------

Deductions from net assets:
 Benefits paid to participants      1,151,322          794,655
                                   ----------       ----------
  Net increase                      3,458,640        2,806,040

Net assets available for
 plan benefits:
 Beginning of year                 12,622,500        9,816,460
                                   ----------       ----------
 End of year                      $16,081,140      $12,622,500
                                   ==========       ==========
<\TABLE)

See accompanying notes to financial statements.

                                    -3-

                          DUKE REALTY 401(k) PLAN

                       Notes to Financial Statements

(1)  DESCRIPTION OF PLAN
     -------------------
     The following description of the Duke Realty 401(k) Plan (the Plan)
     provides only general information. Participants should refer to the
     Plan agreement for a more complete description of the Plan's provisions.

     General
     -------
     The Plan is a defined contribution plan sponsored by Duke Realty
     Services Limited Partnership (the Employer) covering all full-time employees who have completed one-half year of service as defined by the Plan and are age 21 years or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974
     (ERISA).

     Contributions
     -------------
     Eligible participants may elect to defer a percentage of their compensation to be contributed to their Employee Deferral Account.
     Each year the Employee Benefits Committee (the Committee) fixes the minimum and maximum percent that may be contributed, not to exceed 15%
     of the participants' compensation for each plan year, subject to limitations imposed by the Internal Revenue Service. The Employer matches participant contributions annually up to 3% of total compensation (2% prior to January 1998, with a $500 minimum). The
     Employer matching contribution is limited to the participant's first
     $160,000 of compensation, and the contribution is invested in the common stock of Duke Realty Investments, Inc., the parent of the general partner of the Employer.

     The Employer may also make discretionary contributions of a portion of its profits to the Plan to be invested in the common stock of Duke
     Realty Investments, Inc. The Employer made no profit sharing contributions in 1997 and 1996.

     Participants Accounts
     ---------------------
     Each participant's account is credited with the participant's contribution, the Employer matching contribution, allocations of the
     Employer's profit sharing contribution (when applicable), Plan earnings, and forfeitures of terminated participants' non-vested accounts upon the distribution of the vested portion of their accounts.  The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.
                                                                  Continued
                                   -4-

                          DUKE REALTY 401(k) PLAN

                       Notes to Financial Statements

     Vesting
     -------
     Participants are immediately vested in elective salary reduction contributions, Employer matching contributions and the actual earnings thereon. Vesting in both the profit sharing contribution and forfeiture allocation and the earnings thereon is based upon the years of service of the participant. A year of service means a plan year in which the participant completes at least 1,000 hours of service. A participant becomes 20% vested after three years of service and vests an additional 20% for each year of service thereafter and is 100%
     vested after seven years of service.

     Effective January 1998, Employer matching contributions, profit sharing contributions and forfeitures are vested 20% per year and a participant is 100% vested after five years of service.

     Benefits
     --------
     When a distribution is made upon termination of service or retirement, a participant's vested account balance is to be distributed in a lump-
     sum payment within 60 days after completion of the Plan valuation date for the period in which the event giving rise to the distribution occurred.

     Forfeitures
     -----------
     Participants who terminate employment and receive distribution of the vested portion of their profit sharing account forfeit any non-vested portion of their account. These forfeitures are allocated to other participants in the same manner as the profit sharing contributions.

(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
     ------------------------------------------
     Use of Estimates
     ----------------
     The preparation of financial statements in conformity with generally accepted accounting principles requires estimates and assumptions that affect the reported amounts of net assets available for plan benefits and disclosure of commitments at the date of financial statements and the changes in net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.

                                                        Continued
                                   -5-

                          DUKE REALTY 401(k) PLAN

                       Notes to Financial Statements

     Investment Valuation
     --------------------
     Mutual fund and common stock investments are stated at fair market value as determined by quoted market prices. The collective trust investments are stated at fair market value as reported by the trustee. The amount recorded as loans is stated at the loaned amount and approximates fair value because the interest rates charged approximate current market rates.

     Administrative Expenses
     -----------------------
     Trustee fees and other expenses of the Plan are paid directly by the
     Employer.

     Tax Status
     ----------
     The Plan has received a favorable determination letter from the
     Internal Revenue Service that the Plan qualifies under Section 401(a)
     of the Internal Revenue Code and is exempt from federal income taxes under the provisions of Section 501(a).

(3)  PLAN TERMINATION
     ----------------
     Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

(4)  INVESTMENTS
     -----------
     Merrill Lynch Trust Company serves as trustee of the Plan. The following individual investments comprise at least five percent of the fair market value of net assets available for plan benefits as of
     December 31:


                                              1997         1996
                                              ----         ----
Merrill Lynch Retirement Preservation Trust  $  663,762    $  797,095
AIM Constellation Fund                        1,691,366     1,365,596
Merrill Lynch Capital Fund, Inc. Class D
 Shares                                       4,265,251     4,052,836
Merrill Lynch Growth Fund Class D Shares      2,047,196     1,516,451
Templeton Foreign Fund                          941,742       788,353
Duke Realty Investments, Inc.                 5,510,086     3,604,986

                                                                  Continued
                                   -6-

                          DUKE REALTY 401(k) PLAN

                       Notes to Financial Statements

(5)  CASH HELD FOR INVESTMENT
     ------------------------
     Cash held for investment primarily represents contributions received by Merrill Lynch, but not yet invested in the respective funds. The cash held for investment is maintained in an interest bearing account until it is transferred into the appropriate directed fund.

(6)  LOANS
     -----
     Participant loans are limited to the lesser of $50,000 or 50% of the participant's contributed account balance (vested account balance prior to August 1997). Under terms of the loan agreements, loans must be repaid in not more than five years, unless used to acquire a principal residence. Interest rates are fixed at the commercial lending rates.

(7)  BENEFITS PAYABLE
     ----------------
     At December 31, 1996, benefits payable to participants amounted to $1,770.

(8)  RECONCILIATION BETWEEN FINANCIAL STATEMENTS AND FORM 5500
     ---------------------------------------------------------
     At December 31, 1996, net assets available for plan benefits reported in the financial statements were greater than reported on Form 5500 because Form 5500 included a liability for benefits payable of $1,770, which also resulted in differences in changes in net assets during 1997 and 1996.

(9)  PARTY-IN-INTEREST TRANSACTIONS
     ------------------------------
     The following investment funds are sponsored by the Trustee:
     Retirement Preservation Trust, Equity Index Trust, Capital Fund, Inc. Class D Shares, and Growth Fund Class D Shares. In addition, investments are made in Duke Realty Investments, Inc. common stock which is the parent of the general partner of the Employer.

                                                                  Continued

                          DUKE REALTY 401(K) PLAN
                       NOTES TO FINANCIAL STATEMENTS


(10) Net Assets by Fund
     ------------------

Net assets of the Plan by fund as of December 31, 1997 follow:

                                      Participant - Directed
                 ---------------------------------------------------------------
                 AIM            AIM            Oppenheimer     Capital Fund,Inc.
                 Constellation  Limited        Strategic Inc.  Class D
                 Fund           Maturity Fund  Fund            Shares
                 -------------  -------------- --------------  -----------------
Investments held
 by Trustee

 Collective
  trust          $        -             -                -               -
 Mutual funds     1,691,366             -          266,228       4,265,251
 Common stock             -             -                -               -
 Loans                    -             -                -               -
 Cash held for
  investment              -             -                -               -
                  ---------       -------          -------       ---------
                  1,691,366             -          266,228       4,265,251
Contributions
 receivable          13,517             -            2,226           8,138
                  ---------       -------          -------       ---------

 Net assets
  available for
  plan benefits  $1,704,883             -          268,454       4,273,389
                  =========       =======          =======       =========


 Net assets of the Plan by fund as of December 31, 1996 follow:


                                      Participant - Directed
                 ---------------------------------------------------------------
                 AIM            AIM            Oppenheimer     Capital Fund,Inc.
                 Constellation  Limited        Strategic Inc.  Class D
                 Fund           Maturity Fund  Fund            Shares
                 -------------  -------------  --------------  -----------------

Investments held
 by Trustee

 Collective
  trust          $        -             -                -               -
 Mutual funds     1,365,596       105,307                -       4,052,836
 Common stock             -             -                -               -
 Loans                    -             -                -               -
 Cash held for
  investment              -             -                -               -
                  ---------       -------          -------       ---------
                  1,365,596       105,307                -       4,052,836
Contributions
 receivable          14,633         2,653                -           9,129
                  ---------       -------          -------       ---------
  Net assets
   available for
   plan benefits $1,380,229       107,960                -       4,061,965
                  =========       =======          =======       =========

 Net assets of the Plan by fund as of December 31, 1997 follow:

                                     Participant - Directed
                   -------------------------------------------------------------
                   Growth          Templeton                      Retirement
                   Fund Class      Foreign          Stock         Preservation
                   D Shares        Fund             Fund          Trust
                   -----------     ---------        ---------     ------------
Investments held
 by Trustee

 Collective trust          -             -                -         663,762
 Mutual funds      2,047,196       941,742                -               -
 Common stock              -             -        1,906,021               -
 Loans                     -             -                -               -
 Cash held for
  investment               -             -                -           8,921
                   ---------       -------        ---------       ---------
                   2,047,196       941,742        1,906,021         672,683
Contributions
 receivable           11,774         6,577           11,170           2,193
                   ---------       -------        ---------       ---------
  Net assets
   available for
   plan benefits   2,058,970       948,319        1,917,191         674,876
                   =========       =======        =========       =========

 Net assets of the Plan by fund as of December 31, 1996 follow:

                                     Participant - Directed
                    ----------------------------------------------------------
                    Growth         Templeton                      Retirement
                    Fund Class     Foreign        Stock           Preservation
                    D Shares       Fund           Fund            Trust
                    -----------    ---------      ---------       ------------
Investments held
 by Trustee

 Collective trust          -             -                -         797,095
 Mutual funds      1,516,451       788,353                -               -
 Common stock              -             -        1,047,114               -
 Loans                     -             -                -               -
 Cash held for
  investment               -             -                -           5,442
                   ---------       -------        ---------       ---------
                   1,516,451       788,353        1,047,114         802,537
Contributions
 receivable           10,984         7,751            7,179           2,287
                   ---------       -------        ---------       ---------

  Net assets
   available for
   plan benefits   1,527,435       796,104        1,054,293         804,824
                   =========       =======        =========       =========

 Net assets of the Plan by fund as of December 31, 1997 follow:


                                        Participant - Directed
                            ----------------------------------------------------
                                                  Munder
                             Equity Index         Small Co.             Loan
                             Trust                Growth Fund           Fund
                             -------------        -----------        -----------
Investments held by Trustee
 Collective trust                121,286                 -                  -
 Mutual funds                          -           109,262                  -
 Common stock                          -                 -                  -
 Loans                                 -                 -            380,033
 Cash held for investment              -                 -                  -
                               ---------         ---------            -------
                                 121,286           109,262            380,033
Contributions receivable           1,391               861                  -
                               ---------         ---------            -------
  Net assets available for
   plan benefits                 122,677           110,123            380,033
                               =========         =========            =======


 Net assets of the Plan by fund as of December 31, 1996 follow:

                                           Participant - Directed
                               -------------------------------------------------
                                                 Munder
                               Equity Index      Small Co.            Loan
                               Trust             Growth Fund          Fund
                               -------------     -----------        ----------
Investments held by Trustee
 Collective trust                      -                 -                  -
 Mutual funds                          -                 -                  -
 Common stock                          -                 -                  -
 Loans                                 -                 -            316,614
 Cash held for investment              -                 -                  -
                               ---------         ---------            -------
                                       -                 -            316,614
Contributions receivable               -                 -                  -
                               ---------         ---------            -------
  Net assets available for
   plan benefits                       -                 -            316,614
                               =========         =========            =======

Net assets of the Plan by fund as of December 31, 1997 follow:

                                 Non-Participant
                                     Directed
                                 ---------------
                                      Stock
                                      Fund                    Total
                                 ---------------            ---------
Investments held by Trustee
 Collective trust                           -                  785,048
 Mutual funds                               -                9,321,045
 Common stock                       3,604,065                5,510,086
 Loans                                      -                  380,033
 Cash held for investment                   -                    8,921
                                    ---------               ----------
                                    3,604,065               16,005,133
Contributions receivable               18,160                   76,007
                                    ---------               ----------
  Net assets available for
   plan benefits                    3,622,225               16,081,140
                                    =========               ==========


 Net assets of the Plan by fund as of December 31, 1996 follow:

                                 Non-Participant
                                     Directed
                                 ---------------

                                      Stock
                                      Fund                     Total
                                 ---------------            ----------

Investments held by Trustee
 Collective trust                           -                  797,095
 Mutual funds                               -                7,828,543
 Common stock                       2,557,872                3,604,986
 Loans                                      -                  316,614
 Cash held for investment                   -                    5,442
                                    ---------               ----------
                                    2,557,872               12,552,680
Contributions receivable               15,204                   69,820
                                    ---------               ----------
  Net assets available for
   plan benefits                    2,573,076               12,622,500
                                    =========               ==========

                          DUKE REALTY 401(K) PLAN
                       NOTES TO FINANCIAL STATEMENTS

(11) INVESTMENT FUND CHANGES
   -----------------------
  A summary of changes in plan assets by fund for the year ended December
31, 1997 follows:

                                      Participant - Directed
               -----------------------------------------------------------------
               AIM            AIM            Oppenheimer       Capital Fund,Inc.
               Constellation  Limited        Strategic Inc.    Class D
               Fund           Maturity Fund  Fund              Shares
               -------------  -------------  --------------    -----------------
Plan assets at
 December 31,
 1996          $1,380,229        107,960              -          4,061,965

Additions:
 Participants'
  salary
  deferrals       298,436         14,866         23,156            173,449
 Employer
  matching              -              -              -                  -
 Participants'
  rollover         35,360              -            197             19,519
 Loan
  repayments       16,225            959          1,698             17,406
 Interest and
  dividends       121,968          1,862         11,470            360,298
 Net appreciation
  (depreciation )
  in fair value of
  investments      70,174           (491)           341            439,628
                ---------        -------        -------          ---------
 Total
  additions       542,163         17,196         36,862          1,010,300
                ---------        -------        -------          ---------
Deductions:
 Benefits paid to
  participants    (74,485)       (19,006)          (438)          (453,133)
 Loans            (29,364)             -         (2,458)           (57,718)
                ---------        -------        -------          ---------
 Total
  deductions     (103,849)       (19,006)        (2,896)          (510,851)
Transfers
 between
 funds           (113,660)      (106,150)       234,488           (288,025)
                ---------        -------        -------          ---------
Plan assets at
 December 31,
 1997          $1,704,883              -        268,454          4,273,389
                =========        =======        =======          =========

                                Participant - Directed
                ----------------------------------------------------------------
                Growth           Templeton                      Retirement
                Fund Class       Foreign       Stock            Preservation
                D Shares         Fund          Fund             Trust
                -----------      ---------   ------------       ------------
Plan assets at
 December 31,
 1996           1,527,435        796,104     1,054,293            804,824

Additions:
 Participants'
  salary
  deferrals       256,568        166,952       179,173             36,263
 Employer
  matching              -              -             -                  -
 Participants'
  rollover         72,369         22,372       147,569             29,466
 Loan
  repayments       24,246         14,343        21,577              9,289
 Interest and
  dividends       157,815        101,168        72,173             40,349
 Net appreciation
  (depreciation)
  in fair value
  of investments  134,570        (46,371)      338,471                  -
                ---------        -------     ---------            -------
 Total
  additions       645,568        258,464       758,963            115,367
                ---------        -------     ---------            -------
Deductions:
 Benefits paid to
  participants    (59,871)       (72,348)     (116,808)          (110,030)
 Loans            (26,689)       (11,630)      (37,626)           (15,504)
                ---------        -------     ---------            -------
 Total
  deductions      (86,560)       (83,978)     (154,434)          (125,534)

Transfers
 between
 funds            (27,473)       (22,271)      258,369           (119,781)
                ---------        -------     ---------            -------
Plan assets at
 December 31,
 1997           2,058,970        948,319     1,917,191            674,876
                =========        =======     =========            =======


                                        Participant - Directed
                            ----------------------------------------------------
                                               Munder
                            Equity Index       Small Co.           Loan
                            Trust              Growth Fund         Fund
                            -------------      -----------       --------
Plan assets at December
 31, 1996                             -                 -         316,614

Additions:
  Participants' salary
   deferrals                     12,978             7,005               -
  Employer matching                   -                 -               -
  Participants' rollover          6,549             9,446               -
  Loan repayments                     -                 -        (126,624)
  Interest and dividends              -            17,466          30,225
  Net appreciation
   (depreciation)
   in fair value
    of investments                7,493           (12,640)              -
                              ---------         ---------         -------
   Total additions               27,020            21,277         (96,399)
                              ---------         ---------         -------
Deductions:
  Benefits paid to
   participants                       -                 -         (21,171)
  Loans                               -                 -         180,989
                              ---------         ---------         -------
  Total deductions                    -                 -         159,818

Transfers between funds          95,657            88,846               -
                              ---------         ---------         -------
Plan assets at December
  31, 1997                      122,677           110,123         380,033
                              =========         =========         =======


                                     Non-Participant
                                         Directed
                                     ---------------
                                         Stock
                                         Fund             Total
                                     -----------       ---------
Plan assets at December 31, 1996      2,573,076        12,622,500

Additions:
 Participants' salary deferrals               -         1,168,846
 Employer matching                      382,026           382,026
 Participants' rollover                       -           342,847
 Loan repayments                         20,881                 -
 Interest and dividends                 156,163         1,070,957
 Net appreciation (depreciation)
  in fair value of investments          714,111         1,645,286
                                      ---------        ----------
 Total additions                      1,273,181         4,609,962
                                      ---------        ----------
Deductions:
 Benefits paid to participants         (224,032)       (1,151,322)
 Loans                                        -                 -
                                      ---------        ----------
 Total deductions                      (224,032)       (1,151,322)

Transfers between funds                       -                 -
                                      ---------        ----------
Plan assets at December 31, 1997      3,622,225        16,081,140
                                      =========        ==========

Schedule 1
----------
                          DUKE REALTY 401(k) PLAN

        Item 27a - Schedule of Assets Held for Investment Purposes

                             December 31, 1997

Identity         Description of Investment   Shares      Cost      Current Value
--------         -------------------------   ------  -----------   -------------
Collective
 trusts:
* Merrill Lynch  Retirement Preservation
                 Trust                       663,762  $  663,762    $  663,762
* Merrill Lynch  Equity Index Trust            1,855     113,793       121,286
                                             -------   ---------     ---------
                                             665,617     777,555       785,048
                                             =======   =========     =========
Mutual funds:
* Merrill Lynch  Capital Fund, Inc.
                  Class D Shares             123,774   3,511,595     4,265,251
* Merrill Lynch  Growth Fund
                  Class D Shares              71,681   1,729,701     2,047,196
Oppenheimer      Oppenheimer Strategic
 Family of Funds  Inc. Fund                   54,332     265,993       266,228
AIM Family       AIM Equity
 of Funds         Constellation Fund          64,115   1,519,343     1,691,366
Templeton Family
 of Funds        Templeton Foreign Fund       94,648     953,565       941,742
Munder Family    Munder Small Company
 of Funds         Growth Fund                  5,374     121,903       109,262
                                             -------   ---------     ---------
                                             413,924  $8,102,100    $9,321,045
                                             =======   =========     =========
Common stock:
* Duke Realty
  Investments,
  Inc.           Common stock                227,220  $3,727,305    $5,510,086
                                             =======   =========     =========
Loans to participants:
*  N/A           Participant Loans                 -  $  380,033    $  380,033
                                             =======   =========     =========
* Denotes a party-in-interest

Schedule 2
                          DUKE REALTY 401(k) PLAN

               Item 27d- Schedule of Reportable Transactions

                       Year ended December 31, 1997

Identity of    Description of                      Purchase    Selling    Lease
Issue          Asset             Fund              Price       Price      Rental
------------   --------------    ----------------  --------    --------   ------
Series of Transactions of the
 Same Issue:
-----------------------------

Merrill Lynch  Common Stocks     Stock Fund        $1,304,533         -      -

Merrill Lynch  Common Stocks     Capital Fund,Inc.
                 and Bonds       Class D Shares             -   697,538      -


                                                              Current
                                                              Value on
Identity of  Description                 Expense   Cost of    Transaction Gain/
Issue        of Asset     Fund           Incurred  Asset      Date        (Loss)
-----------  -----------  -------------  --------  -------    ---------- ------
Series of Transactions of the
 Same Issue:
-----------------------------
Merrill      Common
 Lynch        Stocks       Stock Fund           -   $1,304,533        -        -

Merrill      Common Stocks Capital Fund,
 Lynch        and Bonds     Inc. Class
                            D Shares            -      637,304   697,538  60,234

                                SIGNATURES


     THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                          DUKE REALTY 401(k) PLAN



Date:  June 25, 1998          /s/ Dennis D. Oklak
                              ------------------------------------------
                              Dennis D. Oklak
                              Plan Administrator

The Board of Directors
DUKE REALTY INVESTMENTS, INC.:


We consent to incorporation by reference in the registration statement (No. 33-55727) on Form S-8 of Duke Realty Investments, Inc. of our report dated May 22, 1998, relating to the statements of net assets available for plan benefits of Duke Realty 401(k) Plan as of December 31, 1997 and 1996, and the related statements of changes in net assets available for plan benefits for the years then ended, and the related supplemental schedules of assets held for investment purposes and reportable transactions, which report appears in the December 31, 1997, annual report on Form 11-K of Duke Realty 401(k) Plan.



KPMG Peat Marwick LLP
Indianapolis, Indiana
June 25, 1998